                                                                  EXHIBIT (a)(8)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated September 24, 1999 and the related Letter of Transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash

                     All Outstanding Shares of Common Stock

           (Including the Associated Preferred Share Purchase Rights)

                                       of

                                 Furon Company

                                       at

                              $25.50 Net per Share

                                       by

                          FCY Acquisition Corporation

                     an indirect wholly owned subsidiary of


                                 Norton Company

                which is an indirect wholly owned subsidiary of


                           Compagnie de Saint-Gobain


FCY Acquisition Corporation, a California corporation ("Purchaser"), and an indirect wholly owned subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), is offering to purchase all outstanding shares of Common Stock, without par value (including the associated preferred share purchase rights, the "Shares"), of Furon Company, a California corporation (the "Company"), at $25.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

--------------------------------------------------------------------------------
THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
                         ON FRIDAY, OCTOBER 22, 1999,
                         UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PURCHASER, PARENT AND SAINT-GOBAIN, WOULD REPRESENT AT LEAST NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES (THE "MINIMUM CONDITION") AND (ii) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976 AND UNDER ANY APPLICABLE LAWS OF ITALY OR GERMANY REGULATING COMPETITION, ANTITRUST, INVESTMENT OR EXCHANGE CONTROLS HAVING EXPIRED OR BEEN TERMINATED.

IN THE EVENT THAT MORE THAN 50% AND LESS THAN 90% OF THE SHARES THEN OUTSTANDING ARE TENDERED PURSUANT TO THE OFFER AND NOT WITHDRAWN, PURCHASER WILL, UNDER CERTAIN CIRCUMSTANCES DESCRIBED BELOW, EITHER EXERCISE THE TOP-UP STOCK OPTION DESCRIBED HEREIN OR REDUCE THE NUMBER OF SHARES SUBJECT TO THE OFFER TO A NUMBER EQUAL TO 49.99% OF THE SHARES THEN OUTSTANDING.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT, THE SHAREHOLDER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED BELOW), AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND HAS RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE COMPANY'S SHAREHOLDERS (IF SUCH APPROVAL IS REQUIRED BY APPLICABLE LAW).

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1999 (the "Merger Agreement") among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, and in accordance with the applicable provisions of the California General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Thereupon, each outstanding Share (other than Dissenting Shares (as defined in the Offer to Purchase), Shares held by the Company as treasury stock and Shares owned by Purchaser, Parent, or Saint-Gobain or any of their subsidiaries or any subsidiary of the Company) will be converted into and represent the right to receive $25.50 in cash or any higher price that may be paid per Share in the Offer, without interest.

The Offer is subject to certain conditions set forth in the Offer to Purchase, including (i) satisfaction of the Minimum Condition and (ii) expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and under any applicable laws of Italy or Germany regulating competition, antitrust, investment or exchange controls.

The Merger Agreement provides that, in the event the Minimum Condition is not satisfied on any Expiration Date of the Offer, Purchaser may, without the consent of the Company, (i) extend the Offer (but not more than on two occasions and for not more than ten business days on each such occasion); (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (as defined below) (to the extent the Top-Up Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (without giving effect to the exercise of the Top-Up Stock Option) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date, when taken together with the Shares owned directly or indirectly by Parent and Saint-Gobain, is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the Minimum Condition to the Revised Minimum Number (as defined below), (y) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then owned directly or indirectly by Parent and Saint-Gobain, will equal 49.99% of the Shares then outstanding (the "Revised Minimum Number") and
(z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares.

If all of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer and subject to the immediately preceding paragraph, Purchaser will either (i) extend the Offer (but not later than November 10, 1999) until such conditions are satisfied or waived or (ii) exercise its rights described in clause (ii) or (iii) of the immediately preceding paragraph, if applicable; provided that (w) such conditions are reasonably capable of being satisfied, (x) the Company exercises its reasonable best efforts to cause such conditions to be satisfied, (y) an Acquisition Proposal (as defined in the Offer to Purchase) shall not have been publicly announced and not withdrawn as of such scheduled expiration date and (z) the Company is in compliance with all of its covenants in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, the Company entered into a Stock Option Agreement dated as of September 18, 1999 (the "Stock Option Agreement") with Parent and Purchaser. Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Stock Option") to purchase that number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Parent and Saint-Gobain immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price (as defined in the Offer to Purchase), subject to the terms and conditions set forth in the Stock Option Agreement, including, without limitation, that the Top-Up Stock Option shall not be exercisable if the number of Shares that would otherwise be issued thereunder would exceed the number of authorized Shares available for issuance.

J. Michael Hagan, Chairman and Chief Executive Officer of the Company, has entered into a Shareholder Agreement with Purchaser dated as of September 18, 1999 (the "Shareholder Agreement") pursuant to which, among other things, Mr. Hagan has agreed to tender his Shares in the Offer.

The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, October 22, 1999, unless and until Purchaser, in accordance with the term of the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Purchaser reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance of the tenders of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

If proration is required as a result of any reduction in the number of Shares subject to the Offer to a number equal to the Revised Minimum Number, then, because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, Purchaser would not expect to announce the final results of proration until approximately seven New York Stock Exchange trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Depositary and may also be able to obtain such preliminary information from their brokers. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after November 23, 1999 unless theretofore accepted for payment as provided in the Offer to Purchase. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, the Depositary and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.

                                17 State Street

                                  10th FLOOR

                            New York, New York 10004

                Bankers and Brokers Call Collect: (212) 440-9800

                   All Others Call Toll-Free: (800) 223-2064



                      The Dealer Manager for the Offer is:

                            LAZARD FRERES & CO.  LLC

                              30 Rockefeller Plaza

                            New York, New York 10020

                                 (212) 632-6717

September 24, 1999